Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2022

1.	Important Notice

1.1

The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report and there are no material omissions from, or misrepresentation or misleading statements, and jointly and severally accept full responsibility for such quarterly report.

1.2	This quarterly report has been considered and approved at the fifteenth meeting of the eighth session of the Board of the Company. All Directors attended this meeting of the Board of Directors.

1.3

Mr. Dai Houliang, Chairman of the Board, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial information set out in this quarterly report.

1.4

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Data of the Company

2.1	Key Financial Data and Financial Indicators
2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,610,802	2,502,262	4.3%
Equity attributable to owners of the Company	1,303,799	1,263,561	3.2%

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows generating from/(used for) operating activities	84,425	(1,800)	86,225

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Revenue	779,368	551,923	41.2%
Net profit attributable to owners of the Company	39,060	27,721	40.9%
Return on net assets (%)	3.0	2.2	0.8 percentage point
Basic earnings per share (RMB Yuan)	0.21	0.15	40.9%
Diluted earnings per share (RMB Yuan)	0.21	0.15	40.9%

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,611,073	2,502,533	4.3%
Equity attributable to equity holders of the Company	1,304,053	1,263,815	3.2%

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows generating from/(used for) operating activities	84,425	(1,800)	86,225

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Operating income	779,368	551,923	41.2%
Net profit attributable to equity holders of the Company	39,059	27,719	40.9%
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	39,638	28,011	41.5%
Weighted average return on net assets (%)	3.0	2.3	0.7 percentage point
Basic earnings per share (RMB Yuan)	0.21	0.15	40.9%
Diluted earnings per share (RMB Yuan)	0.21	0.15	40.9%

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Profit on disposal of non-current assets	139
Government grants recognised in the income statement	106
Reversal of provisions for bad debts against receivables	10
Gain on disposal of subsidiaries	3
Other non-operating revenue and expenses	(990)

Sub-total	(732)

Tax impact of non-recurring profit/loss items	157
Impact of non-controlling interests	(4)

Total	(579)

2.1.3	Differences between CAS and IFRS

✓Applicable     ☐Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB43,636 million and RMB43,635 million, respectively, with a difference of RMB1 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,452,316 million and RMB1,452,571 million, respectively, with a difference of RMB255 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation. On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	616,489 shareholders including 610,552 holders of A shares and 5,937 overseas holders of H shares (including 143 registered holders of the American Depository Shares).

Shareholdings of the top ten shareholders
Name of shareholder	Nature of shareholder	Percentage of shareholding(%)	Number of shares held		Number of shares with selling restrictions	Pledged, marked or frozen shares
						Condition of shares	Number of shares
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0		0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,901,269,406	(3)	0		0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,964,314		0	Pledged	3,819,964,314
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,228		0	Pledged	2,051,488,228
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0		0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.54	994,659,841		0		0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0		0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	201,965,000		0		0
Bosera Fund-Ansteel Group Corporation-Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.10	177,258,900		0		0
Bank of Beijing Co., Ltd. - Invesco Great Wall Jingyi Dual Return Bond Securities Investment Fund	Other	0.05	98,639,259		0		0

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	146,882,339,136	A Shares
HKSCC Nominees Limited	20,901,269,406	H Shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,964,314	A Shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,228	A Shares
China Securities Finance Corporation Limited	1,020,165,128	A Shares
Hong Kong Securities Clearing Company Limited	994,659,841	A Shares
China Metallurgical Group Corporation	560,000,000	A Shares
Central Huijin Asset Management Ltd.	201,965,000	A Shares
Bosera Fund-Ansteel Group Corporation-Bosera Fund Xin’an No.1 Single Asset Management Plan	177,258,900	A Shares
Bank of Beijing Co., Ltd. - Invesco Great Wall Jingyi Dual Return Bond Securities Investment Fund	98,639,259	A Shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

Except that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of the Hong Kong Exchanges and Clearing Limited, the Company is not aware of any other affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes:(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐Applicable    ✓Inapplicable

2.4	Business Review

In the first quarter of 2022, the world economy continued to recover, but the recovery process faced with uncertainties due to the impact of the COVID-19 epidemic (the “COVID-19”), geopolitics and tightening of monetary policies by major countries; the PRC economy continued to recover steadily, and the overall operation of the PRC economy was within a reasonable range, but there were also some unexpected changes with increasing downward pressure, and the gross domestic product (GDP) increased by 4.8% year-on-year. Under the comprehensive impact of supply and demand fundamentals and geopolitics, international oil prices rose significantly. The average spot price of North Sea Brent crude oil was US$102.23 per barrel, representing an increase of 67.3% as compared with the same period of last year. The average spot price of the West Texas Intermediate (“WTI”) crude oil was US$95.04 per barrel, representing an increase of 63.5% as compared with the same period of last year. The demand of the domestic refined oil market kept increasing from January to February and decreased in March due to the impact of the COVID-19, while that of the natural gas market kept increasing.

In the face of a complex external business situation, the Group adhered to the requirements of high-quality development, coordinated production and operation, safety and environmental protection, and epidemic prevention and control, continuously promoted the green and low-carbon transformation, constantly deepened the quality and profitability improvement, further strengthened the management and control of ESG, with our production and operation being stable and profitable, business profitability maintaining growth, and financial position being in a good condition. In the first quarter of 2022, the average realised price for crude oil of the Group was US$86.29 per barrel, representing an increase of 54.9% as compared with the same period of last year, among which the domestic realised price was US$86.55 per barrel, representing an increase of 55.6% as compared with the same period of last year; the average realised price for domestic natural gas was US$7.52 per thousand cubic feet, representing an increase of 16.5% as compared with the same period of last year after excluding the impact of changes in exchange rate, which was primarily due to factors such as the increase in the price of imported natural gas. The Group achieved a revenue of RMB779,368 million under IFRS, representing an increase of 41.2% as compared with the same period of last year. The net profit attributable to owners of the Company amounted to RMB39,060 million, representing an increase of 40.9% as compared with the same period of last year, which was primarily due to the increase in prices of oil and gas products and sales volume, as well as the Group’s deepening of its endeavour in quality and profitability improvement.

In respect of exploration and production business, the Group seized favorable market opportunities, vigorously promoted increase in reserves and output, consolidated the resource basis for development, and adhered to the strategy of “stabilizing oil output and increasing gas output”, with the crude oil output increasing steadily, natural gas output maintaining rapid growth, the proportion of natural gas in oil and gas products continuing to increase, and the supply capacity of green, low-carbon and clean energy being further enhanced. In the first quarter of 2022, the oil and gas equivalent output of the Group was 430.9 million barrels, representing an increase of 3.3% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 389.8 million barrels, representing an increase of 4.5% as compared with the same period of last year, and the overseas oil and gas equivalent output was 41.1 million barrels, representing a decrease of 6.8% as compared with the same period of last year, which was mainly due to the decrease in shared production of overseas business as a result of rising international oil price. The exploration and production business realized an operating profit of RMB38,798 million, representing an increase of RMB25,916 million in the same period of the last year. The unit oil and gas lifting cost was US$10.82 per barrel, representing an increase of 8.4%, and after excluding the impact of exchange rate changes, it increased by 6.2% as compared with the same period of last year, which was mainly due to the increase in the costs of fuel and power.

Key Operating Data of Exploration and Production Business

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2022	2021
Crude oil output	Million barrels	224.9	221.4	1.6
of which: domestic	Million barrels	192.6	185.8	3.7
overseas	Million barrels	32.3	35.5	(9.0)
Marketable natural gas output	Billion cubic feet	1,235.5	1,173.9	5.2
of which: domestic	Billion cubic feet	1,182.6	1,122.3	5.4
overseas	Billion cubic feet	52.8	51.6	2.3
Oil and natural gas equivalent output	Million barrels	430.9	417.1	3.3
of which: domestic	Million barrels	389.8	372.9	4.5
overseas	Million barrels	41.1	44.1	(6.8)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In respect of refining and chemicals business, the Group overcame the difficulties arising from the price increase of raw materials, fuels and power, and continued to promote transformation and upgrade; flexibly adjusted the production operation according to the changes in market demand, optimised product structure, strived to increase the production of high-value-added refining and chemical products that meet the market needs, adjusted diesel-gasoline ratio in a proper time, ensured market supply and enhanced the capabilities of profitability creation; adhered to lean management in the production process, continued to strengthen the control of costs and expenses, and enhanced cost competitiveness. In the first quarter of 2022, the Group processed an aggregate amount of 302.4 million barrels of crude oil, representing an increase of 1.5% as compared with the same period of last year. The Group produced 26.25 million tons of refined products, representing a decrease of 2.6% as compared with the same period of last year. The Group produced 1.959 million tons of ethylene, representing an increase of 21.8% as compared with the same period of last year. The outputs of chemical commodity products reached 8.207 million tons, representing an increase of 11.2% as compared with the same period of last year. The profit from operations of refining and chemicals business amounted to RMB10,765 million, representing a decrease of 26.6% as compared with the same period of last year. The profit from operations in the refining business amounted to RMB10,748 million, representing an increase of 5.3% as compared with same period of last year, mainly due to the increase in prices of crude oil and refined oil, and the increase of gross profit. The operating profit from the chemicals business amounted to RMB17 million, representing a decrease of RMB4,453 million as compared with same period of last year, mainly due to rising prices of chemical raw materials and the significant narrowing of gross profit.

Key Operating Data of Refining and Chemicals Business

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2022	2021
Processed crude oil	Million barrels	302.4	298.0	1.5
Gasoline, kerosene and diesel output	Thousand tons	26,250	26,946	(2.6)
of which: Gasoline	Thousand tons	11,780	12,395	(5.0)
Kerosene	Thousand tons	2,201	2,842	(22.6)
Diesel	Thousand tons	12,269	11,709	4.8
Output of key chemical
Ethylene	Thousand tons	1,959	1,609	21.8
Synthetic resin	Thousand tons	3,091	2,642	17.0
Synthetic fiber raw materials and polymers	Thousand tons	301	316	(4.7)
Synthetic rubber	Thousand tons	293	263	11.4
Urea	Thousand tons	730	382	91.1

In respect of marketing business, the Group closely followed market changes, strived to strengthen the link between production and sales, and ensured the smooth operation of the industry chain as a whole. Oriented by markets and customers, the Group adhered to the principle of refined marketing, coordinated online and offline marketing in light of the marketing time spot in the first quarter, spring farming and other market conditions, carried out various forms of marketing activities in concert with suppliers, and achieved stable growth of non-oil business profitability. The Group intensified cost management and control, effectively reduced marketing costs, and strived to enhance the capability of profitability creation; coordinated the international and domestic markets, and continuously improved the operation level of international trade. In the first quarter of 2022, the Group sold 35.282 million tons of refined oil, representing a decrease of 2.7% as compared with the same period of last year, of which 24.919 million tons of refined oil was sold domestically, representing an increase of 3.0% as compared with the same period of last year. The marketing business realised an operating profit of RMB4,556 million, representing an increase of 37.4% as compared with the same period of last year, mainly due to increase of sales volume and gross profit.

Key Operating Data of Marketing Business

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2022	2021
Total sales volume of gasoline, kerosene and diesel	Thousand tons	35,282	36,248	(2.7)
of which: Gasoline	Thousand tons	15,567	16,419	(5.2)
Kerosene	Thousand tons	3,502	3,318	5.5
Diesel	Thousand tons	16,213	16,511	(1.8)
Domestic sales volume of gasoline, kerosene and diesel	Thousand tons	24,919	24,195	3.0
of which: Gasoline	Thousand tons	12,553	12,863	(2.4)
Kerosene	Thousand tons	1,683	2,149	(21.7)
Diesel	Thousand tons	10,683	9,183	16.3

Number of gas stations and convenience stores	Unit	March 31, 2022	December 31, 2021	Changes (%)
Number of gas stations	Store	22,701	22,800	(0.4)
Number of convenience stores	Store	20,121	20,178	(0.3)

In respect of natural gas marketing business(note), the Group overcame the impact of the significant increase in prices of international crude oil and natural gas, raised resources from various sources, strived to ensure the growing demand for natural gas in the domestic market, and facilitated the green and low-carbon transformation of energy consumption. The Group also continued to optimise the structure of resources, strived to control procurement costs, strengthened marketing, actively explored the end-customer retail market, optimised the customer structure, constantly improved the quality of customer service, and supported the service for Green Winter Olympics. In the first quarter of 2022, the Group’s domestic natural gas sales volume reached 60.615 billion cubic meters, representing an increase of 10.9% as compared with the same period of last year. The natural gas sales business achieved an operating profit of RMB8,946 million, representing a decrease of 51.7% as compared with the same period of last year, which was mainly due to the effects of the increase in the procurement costs of imported natural gas and the restructuring of pipeline assets of Kunlun Energy Company Limited.

Note: The “Natural Gas and Pipeline” business segment of the Group has been renamed as “Natural Gas Marketing” business segment since January 1, 2022. The business scope, assets, nature of the products or services of this segment remain unchanged before and after the renaming.

3.	Significant Events

3.1	Significant changes in key financial data and financial indicators under CAS and explanation of such changes

✓Applicable    ☐Inapplicable

				Unit: RMB Million
Items	For the three months ended March 31		Changes	Key explanation of the changes
	2022	2021
Operating income	779,368	551,923	41.2%	Mainly due to the increase in prices and sales volume of oil and gas products
Net profit attributable to equity holders of the Company	39,059	27,719	40.9%	Mainly due to the increase in prices and sales volume of oil and gas products, as well as deepening of the work of quality and profitability improvement
Net profit attributable to equity holders of the Company after deducting non-recurring profit/loss	39,638	28,011	41.5%	Mainly due to the increase in net profit attributable to equity holders of the Company
Net cash flows generating from operating activities	84,425	(1,800)	86,225	Mainly due to the changes in working capital including the increase in net profit, accounts receivable and accounts payable
Basic earnings per share (RMB Yuan)	0.21	0.15	40.9%	Mainly due to the increase in net profit attributable to equity holders of the Company
Diluted earnings per share (RMB Yuan)	0.21	0.15	40.9%	Mainly due to the increase in net profit attributable to equity holders of the Company
Weighted average return on net assets (%)	3.0	2.3	0.7 percentage point	Mainly due to the increase in net profit attributable to equity holders of the Company

3.2	Other significant events

☐Applicable    ✓ Inapplicable

4.	Quarterly Financial Statements

4.1	Quarterly financial statements prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	March 31, 2022	December 31, 2021
	RMB million	RMB million
Current assets
Cash at bank and on hand	190,417	163,536
Accounts receivable	95,100	56,659
Receivables financing	4,399	3,975
Advances to suppliers	28,342	14,598
Other receivables	57,573	39,554
Inventories	174,098	143,848
Other current assets	52,530	58,668

Total current assets	602,459	480,838

Non-current assets
Investments in other equity instruments	1,005	1,176
Long-term equity investments	271,052	265,884
Fixed assets	410,510	418,837
Oil and gas properties	798,605	816,788
Construction in progress	226,810	223,671
Right-of-use assets	138,294	139,359
Intangible assets	90,471	90,587
Goodwill	7,961	7,987
Long-term prepaid expenses	10,585	11,391
Deferred tax assets	11,847	12,161
Other non-current assets	41,474	33,854

Total non-current assets	2,008,614	2,021,695

TOTAL ASSETS	2,611,073	2,502,533

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

1.	Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2022	December 31, 2021
	RMB million	RMB million
Current liabilities
Short-term borrowings	54,833	40,010
Notes payable	21,301	20,089
Accounts payable	271,854	237,102
Contracts liabilities	75,319	78,481
Employee compensation payable	11,690	8,975
Taxes payable	65,805	76,774
Other payables	71,846	28,493
Current portion of non-current liabilities	23,433	19,893
Other current liabilities	7,489	8,341

Total current liabilities	603,570	518,158

Non-current liabilities
Long-term borrowings	200,001	198,005
Debentures payable	71,037	89,170
Lease liabilities	122,619	123,222
Provisions	130,848	129,405
Deferred tax liabilities	21,765	26,654
Other non-current liabilities	8,662	8,795

Total non-current liabilities	554,932	575,251

Total liabilities	1,158,502	1,093,409

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,485	127,375
Special reserve	10,313	9,231
Other comprehensive income	(34,745)	(34,737)
Surplus reserves	211,970	211,970
Undistributed profits	806,009	766,955

Equity attributable to equity holders of the Company	1,304,053	1,263,815

Non-controlling interests	148,518	145,309

Total shareholders’ equity	1,452,571	1,409,124

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,611,073	2,502,533

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

2.	Consolidated Income Statement

Items	Three months ended March 31
	2022	2021
	RMB million	RMB million
Operating income	779,368	551,923
Less: Cost of sales	(623,635)	(425,056)
Taxes and surcharges	(67,611)	(48,292)
Selling expenses	(16,064)	(16,327)
General and administrative expenses	(12,172)	(13,431)
Research and development expenses	(4,918)	(4,534)
Finance expenses	(4,045)	(4,699)
Including: Interest expenses	(4,859)	(5,277)
Interest income	554	692
Add: Other income	3,346	955
Investment income	3,517	3,320
Including: Income from investment in associates and joint ventures	3,395	3,239
Credit losses	(282)	(30)
Asset impairment reversal/(losses)	11	(26)
Gain on asset disposal	119	346

Operating profit	57,634	44,149

Add: Non-operating income	364	478
Less: Non-operating expenses	(1,229)	(1,167)
Profit before income tax	56,769	43,460

Less: Taxation	(13,134)	(11,817)

Net profit	43,635	31,643

Classified by continuity of operations:
Net profit from continuous operation	43,635	31,643
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	39,059	27,719
Non-controlling interests	4,576	3,924
Earnings per share
Basic earnings per share (RMB Yuan)	0.21	0.15
Diluted earnings per share (RMB Yuan)	0.21	0.15
Other comprehensive income, net of tax	(1,015)	(1,570)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(8)	(1,765)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(54)	(14)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(264)	72
Translation differences arising from translation of foreign currency financial statements	310	(1,823)
Other comprehensive income (net of tax) attributable to non-controlling interests	(1,007)	195

Total comprehensive income	42,620	30,073

Attributable to：
Equity holders of the Company	39,051	25,954
Non-controlling interests	3,569	4,119

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

3.	Consolidated Cash Flow Statement

	Three months ended March 31
	2022	2021
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	831,182	600,249
Cash received relating to other operating activities	32,951	1,702

Sub-total of cash inflows	864,133	601,951

Cash paid for goods and services	(592,875)	(484,196)
Cash paid to and on behalf of employees	(31,750)	(32,257)
Payments of various taxes	(107,318)	(71,903)
Cash paid relating to other operating activities	(47,765)	(15,395)

Sub-total of cash outflows	(779,708)	(603,751)

Net cash flows from/(used for) operating activities	84,425	(1,800)

Cash flows from investing activities
Cash received from disposal of investments	10,414	5,706
Cash received from returns on investments	2,117	799
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	141	570

Sub-total of cash inflows	12,672	7,075

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(51,891)	(37,095)
Cash paid to acquire investments	(5,546)	(12,891)

Sub-total of cash outflows	(57,437)	(49,986)

Net cash flows used for investing activities	(44,765)	(42,911)

Cash flows from financing activities
Cash received from capital contributions	44	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	44	—
Cash received from borrowings	243,705	236,680

Sub-total of cash inflows	243,749	236,680

Cash repayments of borrowings	(241,543)	(189,387)
Cash payments for interest expenses and distribution of dividends or profits	(4,332)	(6,707)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(512)	(707)
Cash payments relating to other financing activities	(3,432)	(3,027)

Sub-total of cash outflows	(249,307)	(199,121)

Net cash flows (used for)/from financing activities	(5,558)	37,559

Effect of foreign exchange rate changes on cash and cash equivalents	(363)	319

Net increase/(decrease) in cash and cash equivalents	33,739	(6,833)

Add: Cash and cash equivalents at beginning of the period	136,789	118,631

Cash and cash equivalents at end of the period	170,528	111,798

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

4.2	Quarterly financial statements prepared in accordance with IFRS

1.	Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2022	2021
	RMB million	RMB million
Revenue	779,368	551,923

Operating expenses
Purchases, services and other	(551,079)	(348,422)
Employee compensation costs	(35,376)	(33,197)
Exploration expenses, including exploratory dry holes	(4,569)	(7,057)
Depreciation, depletion and amortisation	(51,899)	(55,796)
Selling, general and administrative expenses	(13,979)	(14,989)
Taxes other than income taxes	(67,892)	(48,450)
Other income net	2,688	768

Total operating expenses	(722,106)	(507,143)

Profit from operations	57,262	44,780

Finance costs
Exchange gain	3,274	2,491
Exchange loss	(2,856)	(2,463)
Interest income	554	692
Interest expense	(4,859)	(5,277)

Total net finance costs	(3,887)	(4,557)

Share of profit of associates and joint ventures	3,395	3,239

Profit before income tax expense	56,770	43,462
Income tax expense	(13,134)	(11,817)

Profit for the period	43,636	31,645

Other comprehensive income
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	(116)	(33)
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences	(635)	(1,609)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(264)	72

Other comprehensive income, net of tax	(1,015)	(1,570)

Total comprehensive income for the period	42,621	30,075

Profit for the period attributable to:
Owners of the Company	39,060	27,721
Non-controlling interests	4,576	3,924

	43,636	31,645

Total comprehensive income for the period attributable to:
Owners of the Company	39,052	25,956
Non-controlling interests	3,569	4,119

	42,621	30,075

Basic and diluted earnings per share attributable to owners of the Company (RMB Yuan)	0.21	0.15

2.	Consolidated Statement of Financial Position

	March 31, 2022	December 31, 2021
	RMB million	RMB million
Non-current assets
Property, plant and equipment	1,435,925	1,459,296
Investments in associates and joint ventures	270,953	265,785
Equity investments measured at fair value through other comprehensive income	997	1,168
Right-of-use assets	207,941	208,606
Intangible and other non-current assets	70,657	66,344
Deferred tax assets	11,847	12,161
Time deposits with maturities over one year	10,023	8,064

Total non-current assets	2,008,343	2,021,424

Current assets
Inventories	174,098	143,848
Accounts receivable	95,100	56,659
Prepayments and other current assets	138,445	112,820
Financial assets at fair value through other comprehensive income	4,399	3,975
Time deposits with maturities over three months but within one year	19,889	26,747
Cash and cash equivalents	170,528	136,789

Total current assets	602,459	480,838

Current liabilities
Accounts payable and accrued liabilities	384,181	303,002
Contract liabilities	75,319	78,481
Income taxes payable	15,300	9,915
Other taxes payable	50,505	66,859
Short-term borrowings	71,420	53,275
Lease liabilities	6,845	6,626

Total current liabilities	603,570	518,158

Net current liabilities	(1,111)	(37,320)

Total assets less current liabilities	2,007,232	1,984,104

Equity
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	811,036	771,980
Reserves	309,742	308,560

Total equity attributable to owners of the Company	1,303,799	1,263,561
Non-controlling interests	148,517	145,308

Total equity	1,452,316	1,408,869

Non-current liabilities
Long-term borrowings	271,038	287,175
Asset retirement obligations	130,848	129,405
Lease liabilities	122,619	123,222
Deferred tax liabilities	21,749	26,638
Other long-term obligations	8,662	8,795

Total non-current liabilities	554,916	575,235

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,007,232	1,984,104

3.	Consolidated Statement of Cash Flows

	Three months ended March 31
	2022	2021
	RMB million	RMB million
Cash flows from operating activities
Profit for the period	43,636	31,645
Adjustments for:
Income tax expense	13,134	11,817
Depreciation, depletion and amortisation	51,899	55,796
Capitalised exploratory costs charged to expense	2,113	1,984
Safety fund reserve	1,378	656
Share of profit of associates and joint ventures	(3,395)	(3,239)
Accrual of provision for impairment of receivables, net	282	30
Write down in inventories, net	(11)	26
Loss/(gain) on disposal and scrap of property, plant and equipment	(50)	79
Gain on disposal and scrap of other non-current assets	(89)	(346)
Dividend income	(2)	—
Interest income	(554)	(692)
Interest expense	4,859	5,277
Changes in working capital:
Accounts receivable, prepayments and other current assets	(74,627)	(23,059)
Inventories	(30,239)	(35,293)
Accounts payable and accrued liabilities	86,570	(43,069)
Contract liabilities	(3,162)	(336)

Cash flows generated from operations	91,742	1,276
Income taxes paid	(7,317)	(3,076)

Net cash flows from/(used for) operating activities	84,425	(1,800)

3.	Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2022	2021
	RMB million	RMB million
Cash flows from investing activities
Capital expenditures	(51,812)	(36,967)
Acquisition of investments in associates and joint ventures	(167)	(124)
Prepayments on long-term leases	—	(42)
Acquisition of intangible assets and other non-current assets	(79)	(86)
Proceeds from disposal of property, plant and equipment	118	236
Proceeds from disposal of other non-current assets	159	335
Interest received	643	695
Dividends received	1,474	104
Decrease/(increase) in time deposits with maturities over three months	4,899	(7,062)

Net cash flows used for investing activities	(44,765)	(42,911)

Cash flows from financing activities
Repayments of short-term borrowings	(169,897)	(165,232)
Increase in short-term borrowings	184,032	173,347
Repayments of long-term borrowings	(71,646)	(24,155)
Increase in long-term borrowings	59,673	63,333
Repayments of lease liabilities	(3,432)	(3,027)
Interest paid	(3,820)	(6,000)
Dividends paid to non-controlling interests	(512)	(707)
Cash contribution from non-controlling interests	44	—

Net cash flows (used for)/from financing activities	(5,558)	37,559

Translation of foreign currency	(363)	319

Increase/(decrease) in cash and cash equivalents	33,739	(6,833)
Cash and cash equivalents at beginning of the period	136,789	118,631

Cash and cash equivalents at end of the period	170,528	111,798

4.	Segment Information

	Three months ended March 31
	2022	2021
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	176,735	122,515
Revenue from external customers	32,706	25,495

	209,441	148,010
Refining and Chemicals
Intersegment sales	191,099	136,851
Revenue from external customers	83,509	78,255

	274,608	215,106
Marketing
Intersegment sales	111,269	76,416
Revenue from external customers	525,220	337,530

	636,489	413,946
Natural Gas Marketing
Intersegment sales	5,165	4,707
Revenue from external customers	137,636	110,523

	142,801	115,230
Head Office and Other
Intersegment sales	25	36
Revenue from external customers	297	120

	322	156
Total revenue from external customers	779,368	551,923

Profit/(loss) from operations
Exploration and Production	38,798	12,882
Refining and Chemicals	10,765	14,675
Marketing	4,556	3,315
Natural Gas Marketing	8,946	18,519
Head Office and Other	(5,803)	(4,611)

	57,262	44,780

4.3	Auditor’s Report

If this quarterly report is audited by Certified Public Accountants, the appendix should disclose the main body of the Auditor’s Report.

☐Applicable    ✓Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

April 29, 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Hou Qijun as the Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.